

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

November 19, 2009

Charles B. Lebovitz
Chief Executive Officer
2030 Hamilton Place Blvd
Suite 500
Chattanooga, TN 37421

> **Re: CBL & Associates Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed on March 27, 2009**
> **File No. 001-12494**

Dear Mr. Lebovitz:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 2. Properties

1. We note your disclosure in this section regarding your ownership interest in each of the properties you have identified; however, in future filings, for each of your material properties, please tell us the nature and amount of any material liens or encumbrances against such properties. Please note that this comment is

applicable to your malls, community centers, mixed-use centers, officers and all other properties discussed herein.

Financial Statements and Notes

Notes to Consolidated Financial Statements, page 88

Note 1 – Organization, page 88

2. We note that certain partnerships and joint ventures are being accounted for using the equity method when it is determined that the company does not have control due to the fact that the other partners within the respective partnerships and joint ventures have substantive participating rights. For the joint ventures where you hold a majority ownership interest, please tell us, and expand your disclosure in future filings to describe, the rights that the other partners have that would preclude you from consolidating the respective joint venture within the company's financial statements.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Determination of the Three Primary Elements of Compensation for the Current Named Executive Officers

Annual Bonus Opportunities, page 25

3. In the case of the three officers that received bonus compensation for 2008, please provide more detailed disclosure regarding each such officer's "maximum targeted bonus." Please tell us whether each of the named executive officers had different formulated targets as part of such officer's performance evaluation. Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to the targets.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jerard Gibson, Staff Attorney at (202) 551-3473, Tom Kluck, Legal Branch Chief at (202) 551-3655, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3414 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant